Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	December 13, 2024

OFS Credit Company, Inc.
$150,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023 and Amendment No. 6 thereto, dated June 12, 2024, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to December 12, 2024, we sold a total of 12,155,132 shares of common stock at a weighted average price of $9.16 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $110.0 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

November 2024 Financial Update
On December 13, 2024, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of November 30, 2024 is between $7.03 and $7.13. This estimate is not a comprehensive statement of our financial condition or results for the month ended November 30, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending January 31, 2025, which will be reported in our monthly report on Form N-PORT.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after November 30, 2024 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the agenda of the new U.S. Presidential administration, including the potential impact of tariff enactment and tax reductions, the escalated armed conflict in the Middle East, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this November 2024 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

FOURTH QUARTER 2024 HIGHLIGHTS AND FINANCIAL RESULTS
FOURTH QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $4.5 million, or $0.24 per common share, for the fiscal quarter ended October 31, 2024. This compares to NII of $3.9 million, or $0.24 per common share, for the fiscal quarter ended July 31, 2024. During the fiscal quarter ended October 31, 2024, NII increased by $0.6 million while NII per common share remained stable at $0.24 due to an increase in the weighted-average outstanding shares from At-the-Market share sales during the quarter. See additional information under “Results of Operations” below.
•Core net investment income (“Core NII”)1 of $10.7 million, or $0.57 per common share, for the fiscal quarter ended October 31, 2024. This compares to Core NII of $7.6 million, or $0.47 per common share, for the fiscal quarter ended July 31, 2024. For the fiscal quarter ended October 31, 2024, recurring waterfall payments from CLO equity investments increased to $13.0 million from $9.6 million in the prior quarter, primarily attributable to an increase in issuers making their first payment since origination.
•NAV per common share of $7.18 as of October 31, 2024, a decrease of $0.06 from NAV of $7.24 as of July 31, 2024. This decrease in NAV was primarily due to distributions of $0.345 per common share paid during the quarter, which exceeded our quarterly NII of $0.24 per common share.
•During the fiscal quarter ended October 31, 2024, the interest income yield2 of our investment portfolio, based on average amortized cost, was 14.49%.
•During the fiscal quarter ended October 31, 2024, we issued 3,850,322 shares of common stock through our At-the-Market offering, for net proceeds of $27.9 million, after deducting commissions, fees and offering costs.
OTHER RECENT EVENTS
•As previously announced, on October 28, 2024, our board of directors declared monthly cash distributions of $0.115 per common share for each of the three months in the quarter ending January 31, 2025, which implied an annualized cash distribution rate of 19.5% based on the closing market price of $7.07 per common share on October 31, 2024.
•In October 2024, we issued 1,196,000 shares of our 7.875% Series F Term Preferred Stock for net proceeds of $28.8 million, after deducting underwriting costs and offering expenses. As of October 31, 2024, our debt-to-equity ratio was 0.61x3, which remains within our target leverage ratio of 0.50x-to-0.67x.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data)
	As of October 31, 2024	As of July 31, 2024
Investment portfolio, at fair value	$214.9	$161.1
NAV per common share	7.18	7.24

	For the Fiscal Quarter Ended
(Per common share)	October 31, 2024	July 31, 2024
Net investment income	$0.24	$0.24
Net realized loss on investments	(0.24)	(0.37)
Net unrealized appreciation on investments	0.28	0.35
Net earnings	$0.28	$0.22

Reconciliation of Core NII — Non-GAAP[1]
Net investment income	$0.24	$0.24
CLO equity adjustments	0.33	0.23
Core NII	$0.57	$0.47
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.
2 Interest income yield is calculated as total investment income earned on the investment portfolio (excluding idle cash interest income) divided by the average total investments at cost (annualized).
3 Debt-to-equity ratio is calculated as the total principal of outstanding preferred stock divided by total net assets.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of October 31, 2024, the total fair value of our investment portfolio was $214.9 million, which was equal to 84.3% of amortized cost. For the quarter ended October 31, 2024, our CLO equity cash flow yield4 was 25.78% based on amortized cost.

Portfolio Overview ($ in millions)	As of October 31, 2024	As of July 31, 2024
Investment portfolio, at fair value	$214.9	$161.1
Total number of issuers	77	72
Weighted-average effective yield[5]	14.30%	12.71%
4 Calculated as CLO equity and equity-related cash distributions received during the quarter, excluding distributions on CLO equity investments that have been optionally redeemed, divided by average CLO equity and equity-related investments at amortized cost.
5 Based on amortized cost at period end; excludes discount accretion on CLO debt investments.

	For the Fiscal Quarter Ended
Portfolio Purchase Activity ($ in millions)	October 31, 2024	July 31, 2024
CLO equity investments	$72.4	$8.8
Loan accumulation facility investments	8.6	3.1
Other CLO equity-related investments (fee rebates)	0.1	0.2
Total investments	$81.1	$12.1
Weighted-average effective yield - period end	19.05%	20.03%

	As of October 31, 2024
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$228.5	$186.7
CLO debt investments	19.7	21.1
Loan accumulation facility investments	5.5	5.5
Other CLO equity-related investments (fee rebates)	1.2	1.6
Total investments	$254.9	$214.9
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended October 31, 2024, interest income increased by $1.1 million to $8.6 million compared to $7.5 million for the prior quarter. The increase in interest income was primarily due to net investment deployment of $58.9 million, as well as certain non-recurring income related to loan accumulation facility and CLO debt investment repayments.
Expenses
During the fiscal quarter ended October 31, 2024, total expenses increased by $0.5 million to $4.1 million, primarily due to an aggregate net increase of $0.4 million in base management and incentive fees, attributed to a higher total equity base and NII, as well as $0.2 million in interest expenses related to the issuance of our 7.875% Series F Term Preferred Stock in October 2024.
Net Realized and Unrealized Gain (Loss) on Investments
During the fiscal quarter ended October 31, 2024, net gain on investments of $0.8 million was primarily due to net realized and unrealized gains of $0.8 million on our CLO equity investments. During the fiscal quarter ended October 31, 2024, we sold investments with an amortized cost of $18.8 million resulting in a realized loss of $4.5 million, of which $0.3 million was recognized during the quarter (net of the reversal of previously recognized unrealized depreciation).

OFS Credit Company, Inc.
Statement of Assets and Liabilities

As of October 31, 2024
Assets:
Investments, at fair value (amortized cost of $254,918,653)	$214,850,657
Cash and cash equivalents	24,696,288
Receivable for common stock sold	518,428
Interest receivable	282,455
Other assets	426,222
Total assets	240,774,050

Liabilities:
Preferred stock (net of deferred issuance costs of $1,926,456)	88,973,544
Payable to adviser and affiliates	2,850,702
Other liabilities	343,000
Total liabilities	92,167,246

Net assets	$148,606,804

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 20,701,251 shares issued and outstanding	$20,701
Paid-in capital in excess of par	193,755,039
Total accumulated losses	(45,168,936)
Total net assets	$148,606,804

Net asset value per common share	$7.18

OFS Credit Company, Inc.
Statements of Operations

	Three Months Ended	Year Ended
	October 31, 2024	October 31, 2024
Investment income:
Interest income	$8,589,631	$32,553,569

Operating expenses:
Interest expense	1,171,266	4,077,437
Incentive fees	1,121,024	4,359,127
Base management fees	1,057,373	3,462,787
Administration fees	355,385	1,372,020
Professional fees	215,170	982,913
Other expenses	185,317	862,778
Total operating expenses	4,105,535	15,117,062

Net investment income	4,484,096	17,436,507

Net realized and unrealized gain (loss) on investments:
Net realized loss on investments	(4,540,922)	(14,227,797)
Net change in unrealized appreciation on investments	5,353,302	11,812,903
Net gain (loss) on investments	812,380	(2,414,894)

Net increase in net assets resulting from operations	$5,296,476	$15,021,613

Weighted-average common shares outstanding	18,652,031	16,694,376

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an estimated effective yield, at current amortized cost, to the expected redemption of the security utilizing assumed cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an estimated effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the income recognized via the estimated effective yield calculation. Accordingly, investment income recognized on CLO equity and equity-related securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”). Therefore, management believes that Core NII may provide a useful indicator of distributable operating income, as this reflects a measure of potential cash availability, net of operating expenses, that could be utilized to cover distributions to common stockholders. We note that this non-GAAP measure has no bearing on the tax character of the common stock distributions made during the period, and future distributions are not guaranteed. A portion of current and future common stock distributions may consist of a return of capital for tax purposes. The actual tax character of our earnings cannot be finally determined until our tax return is prepared after the close of our taxable year.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended October 31, 2024 and July 31, 2024:

	For the Fiscal Quarter Ended October 31, 2024		For the Fiscal Quarter Ended July 31, 2024
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$4,484,096	$0.24	$3,858,977	$0.24
CLO equity adjustments	6,215,423	0.33	3,711,202	0.23
Core NII	$10,699,519	$0.57	$7,570,179	$0.47

The following table provides a reconciliation of GAAP NII to Core NII for the fiscal years ended October 31, 2024 and 2023:

	For the Fiscal Year Ended October 31, 2024		For the Fiscal Year Ended October 31, 2023
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$17,436,507	$1.04	$16,634,150	$1.46
CLO equity adjustments	16,491,028	0.99	9,176,823	0.80
Core NII	$33,927,535	$2.03	$25,810,973	$2.26

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus supplement our annual report on Form N-CSR for the fiscal year ended October 31, 2024 (filed with the SEC on December 11, 2024). Any statement contained in such annual report on Form N-CSR shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement in such annual report on Form N-CSR.